FTS Group, Inc.
                           7610 West Hillsborough Ave.
                              Tampa, Florida 33615
                            Telephone (813) 868-3605
                            Facsimile (215) 689-2748


Scott  Gallagher
Chairman  and  CEO
FTS  Group,  Inc.
FTSGroup@aol.com

January  12,  2007

Delivered  by  electronic  submission  via  EDGAR

United  States  Securities  and  Exchange  Commission
Division  of  Corporation  Finance
100  F  Street,  N.E.,  Mail  Stop  7010
Washington,  DC  20549

     Attn:  Mr.  Brian  V.  McAllister

       Re:  FTS  Group,  Inc.
            Item  4.02  Form  8-K/A
            Filed  December  15, 2006
            File  No.  0-24829

Dear  Mr.  McAllister:

I am the Chairman and Chief Executive Officer of FTS Group, Inc. (the "Company"). Enclosed please find the Company's response to the comments in your letter dated January 4, 2007 relating to our amended form 8-K/A filing filed with the Securities and Exchange Commission on December 15, 2006.

Set  forth  below  is  the  Company's  response  to  the  Staff's  comments.
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Comment  1     We  note  your response to comment 1 in our letter dated December
18, 2006. Please address the following supplemental comments so that we may better understand why common shares issuable pursuant to warrants and debt should be treated as conventional convertible debt within the scope of APB 14 rather than EITF 00-19.

Response     The  Company  has  complied  with  the Staff's request.  Please see responses  to  comments  two  through  five  that  follow.


Comment 2 Please provide us with Exhibits A1 and A2 to the Subscription Agreement and any other evidence that will provide the terms and conditions of the conversion prices of the notes and warrants. Please also provide us with a complete copy of the final Subscription Agreement or refer us to the filing and exhibit number that contains the completed document.

Response The final Subscription Agreement and all related documents were filed with Form 8-K January 25, 2006 (File Number 000-24829/Film Number 06511922). The specific exhibits contained in this filing requested in the comment are as follows:

4.1  Class  A  Common  Stock Purchase Warrant-Terms and conditions of A Warrants
4.2  Class  B  Common  Stock Purchase Warrant-Terms and conditions of B Warrants
10.1  Secured  Promissory  Note-Terms  and  conditions  conversion  of  Notes
10.2 Subscription Agreement-Combined terms and conditions of all "Securities" as
defined  in   Subscription  Agreement.

Comment 3 Based on your disclosure for selling security holders you have 95,431,100 common shares issuable upon conversion of convertible notes, 46,465,575 issuable upon exercise of class A warrants and 23,232,789 issuable upon exercise of class B warrants. We refer you to page 8 of Form SB-2/A filed on December 12, 2006. Please tell us why you view common shares issuable for the notes and Class A and B warrants to be non-detachable and accounted for as discussed in paragraph 16 of ABP 14. Please include a reference to the passage in the Subscription Agreement that explicitly states the non-detachable feature.

Response A clause does not exist in the Subscription Agreement that explicitly states there is a non-detachable feature. However, paragraph 18 of APB 14 states that the Board recognizes the impossibility of describing every possible type of debt with conversion features, debt issued with stock purchase warrants, or any combination thereof. Therefore, the substance of a particular transaction, in conjunction with the guidance provide in APB 14, should dictate the accounting treatment. Following is our basis for viewing the Warrants as non-detachable from the Notes per provisions of the Subscription Agreement.

Paragraph 1-Closing-states that the Company is selling and each Subscriber is purchasing a Note in the principal amount designated on the signature page of each Subscriber's agreement, along with the number of Warrants determined in paragraph 3. The aggregate principal amount of the notes (including the warrants) equals the Purchase Price.

Paragraph 4-Subscriber's Representations and Warranties-explains in subparagraph
(f) that the Subscriber will purchase the Notes and Warrants as principal for its own account for investment only and not with a view toward , or for resale in connection with, the public sale or any distribution thereof. Subparagraph
(e) confirms that the Subscriber is, and will be at the time of the conversion of the Notes and exercise of the Warrants, an "accredited investor" as defined under the 1933 Act. Therefore, he is experienced in investments of this nature and understands the risks involved, as well as can appropriately interpret the complex terms involved herewith. Several additional subparagraphs of paragraph 4 go on to explain identical restrictions placed on the shares underlying both the Notes and the Warrants.

Finally, paragraph 9-Covenants of the Company (and in agreement with the Subscribers), states in subparagraph(r) that all parties that are part of this financing arrangement understand that the Company currently has an insufficient number of shares to convert 100% of all hypothetically exercisable shares under all agreements. Therefore, a CAP has been put in place. Each Subscriber may not convert the Note nor exercise any Warrants in excess of each Subscriber's pro rata portion of 36,000,000 shares of common stock.

In summary of the excerpts from the Subscription Agreement, please note the following:

A) Notes and Warrants from inception of the Agreement have carried the same restrictions and are referred to in conjunction with each other throughout the Agreement.

B)  Warrants  are  not  tradable  on  their  own.

C) Due to the Pro Rata stipulations in Paragraph 9 (r) and elsewhere in the documents, the Note and Warrant shares issuable upon any conversions must be considered in conjunction with each other. The maximum each subscriber may convert, either for Note payment or Warrant exercise, is CAPPED. Therefore, one Subscriber may choose one combination of conversions that differ from that of another Subscriber. But until a future event occurs, the combined Note and Warrant shares must be considered on a Subscriber by Subscriber basis, and therefore, cannot be separated.

Comment 4 Please tell us why you were not in default when issuable shares exceeded authorized shares. It seems paragraph 7.2 of the Agreement would provide warrant holders with settlement control to convert into cash, shares or a combination thereof in the event of default. We also refer you to paragraph 5(m) of the Subscription Agreement.

Response As explained in the response to Comment 2. above, the Subscribers, as a group of Accredited Investors per Paragraph 4(e), understood at the time of entering the agreement, that the process for authorizing additional shares was a necessary part of the viability of this financing vehicle. Therefore, they agreed to a CAP on conversions relating to both Notes and Warrants on a pro rata basis applicable to each Subscriber. When all parties to the contract have agreed to a CAP on conversions pending additional authorization of shares, a default does not technically exist due to the shortage.

Comment 5 We note you state the warrants are not exercisable until the pending registration statement is declared effective; however, we note that paragraph 3 (a) of the Subscription Agreement states "the Class A Warrants shall be exercisable until the date the Registration Statement has been effective for the unrestricted public resale of the Warrant Shares for four (4) years." Class B contains similar provisions. Please explain the contradiction between your response and the Agreement.

Response Once again, the Company defers to substance over form for this particular financing arrangement. The Warrant Agreement refers to, and makes quite clear, the expiration date of said warrants. However, due to the multiple restrictions contained in the Agreement and highlighted in the above responses, it is the position of the Company that the spirit of the agreement was understood by the Accredited Investors that any action towards exercising of Warrants covered under the terms of this Subscription Agreement would not be permitted until the pending Registration Statement is declared effective. This conclusion is supported by the fact that not a single Subscriber attempted to convert any Warrants or Note Payments into common stock.

In addition, all warrants were understood by the Company and the Subscribers, to have a finite life. The expiration date of both classes of warrants is triggered by the effective date of the pending Registration Statement. Therefore, the start date for their possible bifurcation should be the effective date of the Registration. Until that time, they are not separable from the Host contract.

In conclusion, based on the responses above and supported by the language and spirit of the documents related to this issue, we maintain the view that the convertible debt, inclusive of the related warrants, is appropriately classified in the most recent amended Registration Statement.

After conducting an exhaustive research process we appreciate that it appears this complex issue can be interpreted in many different ways. We believe we have adequately considered the relevant accounting guidance to deliver an accurate, compliant and not misleading financial picture to our investors. Other accounting methods may be, in our opinion, very misleading to investors by causing fictitious paper gains in the future and causing investors to make investment decisions based on profits generated from very complex and difficult to understand accounting methods and not from the underlying business. We further believe that we have correctly considered the whole of the various accounting guidance to accurately disclose to our investors the liabilities and risks associated with our specific financing vehicles in compliance with our understanding of GAAP.

If you have further questions or comments, please feel free to contact us. We are happy to cooperate in any way we can.

                Regards,

                /s/  Scott  Gallagher
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                Chairman  and  CEO,  FTS  Group,  Inc.